

June 28, 2019

Paul Moody
Chief Executive Officer
Fast Lane Holdings, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

> **Re: Fast Lane Holdings, Inc.**
> **Amendment No. 6 to Registration Statement on Form 10-12G**
> **Filed June 18, 2019**
> **File No. 000-56019**

Dear Mr. Moody:

We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments. Our references to prior comments are to comments in our June 14, 2019 letter.

Form 10 Amended June 18, 2019

Business Development, page 3

1. We note your response to prior comment 1 and exhibit 99.1. If a court appointed PEM custodian of Giant Motorsports based on the application and request of the person to whom Giant Motorsports issued a controlling amount of its shares after the appointment of PEM as custodian of Giant Motorsports, please clarify your disclosure in this section to address clearly the sequence of these developments and the involvement of the individual who is currently your controlling shareholder.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Russell Mancuso, Legal Branch Chief, at (202) 551-3617 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery